Exhibit 99.1

BRBI BR PARTNERS S.A.

Companhia Aberta de Capital Autorizado

CNPJ/MF nº 10.739.356/0001-03 | NIRE 35.300.366.727

Notice to Shareholders

Interim Dividends Payment of the second quarter of 2025

BRBI BR PARTNERS S.A. (“Company”) informs its shareholders and the market in general that, at the Board of Directors Meeting held on August 7, 2025, the payment of interim dividends to its shareholders (“Interim Dividends”) was determined and approved, based on the results for the Company’s quarter ended June 30, 2025, in the aggregate amount of R$37,798,453.44 (thirty-seven million, seven hundred and ninety-eight thousand, four hundred and fifty-three reais and forty-four centavos).

i.	Dividend Amount per Share: the aggregate amount of R$37,798,453.44 (thirty-seven million, seven hundred and ninety-eight thousand, four hundred and fifty-three reais and forty-four centavos) corresponding to R$0.12 (twelve centavos) per common or preferred share of the Company. Shareholders holding UNITs (BRBI11), consisting of 1 (one) common share and 2 (two) preferred shares, will therefore receive the equivalent of R$0.35 (thirty-six centavos) per UNIT.

ii.	Ex-Dividend Declaration and Trading Date: The dividend payment will be made to the shareholders registered in the Company's records on August 12, 2025, taking into account trading up to and including that date. The shares issued by the Company will be traded ex-dividend from and including August 13, 2025.

iii.	Payment Date: The dividends will be paid in a single installment on August 21, 2025, in Brazilian Reais, and there will be no monetary restatement or interest accrued between the dividend declaration date and the actual payment date. On the dividend payment date, the Company will credit the amount due to each shareholder, according to the number of UNITs (BRBI11) held on the base date of August 12, 2025 (inclusive), to the respective account and bank domicile provided by such shareholders' broker to B3 S.A.- Brasil, Bolsa Balcão, and transferred to Itaú Corretora de Valores Mobiliários S.A., the institution responsible for the bookkeeping of the Company's UNITs.

For additional information, shareholders may contact their Broker, Itaú Corretora de Valores Mobiliários S.A., or the Company's Investor Relations department via email at ri@brpartners.com.br.

São Paulo, August 7, 2025.

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso
Investor Relations Officer